SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 28 March, 2013

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Director Declaration dated 01 March 2013
Exhibit 1.2	Transaction in Own Shares dated 04 March 2013
Exhibit 1.3	Annual Financial Report dated 06 March 2013
Exhibit 1.4	Transaction in Own Shares dated 07 March 2013
Exhibit 1.5	Transaction in Own Shares dated 11 March 2013
Exhibit 1.6	Director/PDMR Shareholding dated 11 March 2013
Exhibit 1.7	Transaction in Own Shares dated 14 March 2013
Exhibit 1.8	Q4 2012 payment of dividends in sterling dated 18 March 2013
Exhibit 1.9	Transaction in Own Shares dated 18 March 2013
Exhibit 1.10	Transaction in Own Shares dated 22 March 2013
Exhibit 1.11	Transaction in Own Shares dated 25 March 2013
Exhibit 1.12	Transaction in Own Shares dated 25 March 2013
Exhibit 1.13	Director/PDMR Shareholding Replacement dated 25 March 2013
Exhibit 1.14	Transaction in Own Shares 26 March 2013
Exhibit 1.15	Director/PDMR Shareholding dated 26 March 2013
Exhibit 1.16	Transaction in Own Shares dated 27 March 2013
Exhibit 1.17	Transaction in Own Shares dated 28 March 2013
Exhibit 1.18	2012 Q4 Interim Dividend Allotments for SCRIP dated 28 March 2013
Exhibit 1.19	Director/PDMR Shareholding dated 28 March 2013

Exhibit 1.1

BP plc - Director Declaration
BP plc - 01 March 2013

BP p.l.c.
Notification of changes of Director's details

BP p.l.c. announces that Ian Davis, a Non-Executive Director of BP p.l.c. has advised that he was appointed a Non-Executive Director and Chairman Designate of Rolls-Royce Holdings plc on 1 March 2013.

This notice is given in fulfilment of the obligation under paragraph 9.6.14R (2) of the Listing Rules.

Exhibit 1.2

BP plc - Transaction in Own Shares
BP plc - 04 March 2013

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 4 March 2013 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                           4 March 2013
Number of ordinary shares transferred:          34,901
Highest transfer price per share:                    £4.55
Lowest transfer price per share:                    £3.16

Following the above transfer, BP p.l.c. holds 1,811,643,195 ordinary shares in treasury, and has 19,165,276,488 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.3

BP plc - Annual Financial Report
BP plc - 06 March 2013

BP P.L.C. ANNUAL FINANCIAL REPORT - DTR 6.3.5 DISCLOSURE

BP p.l.c. ('the Company')

The Company announced on 6 March 2013 that the BP Annual Report and Form 20-F 2012, the Notice of Annual General Meeting and Form of Proxy for the 2013 Annual General Meeting had been published. These documents are publicly available on the BP p.l.c. website (www.bp.com) with a direct link to the BP Annual Report and Form 20-F 2012 at www.bp.com/annualreport. This follows the release on 5 February 2013 of the Company's unaudited Fourth Quarter and Full Year 2012 results announcement (the 'Preliminary Announcement').

In compliance with 9.6.1 of the Listing Rules, on 6 March 2013 the Company submitted to the UK Listing Authority via the National Storage Mechanism copies of:

BP Annual Report and Form 20-F 2012
BP Summary Review 2012
Notice of BP Annual General Meeting 2013
Proxy Form
Notification of availability card.

The BP Annual Report and Form 20-F 2012 will be delivered to the Registrar of Companies in due course and copies of all of these documents may also be obtained from:

The Company Secretary's Office
BP p.l.c.
1 St James's Square
London
SW1Y 4PD
Tel: +44 (0)20 7496 4000

The Annual General Meeting will take place on 11 April 2013 and the total of the votes cast by shareholders for or against or withheld on each resolution to be put to the meeting will be published on www.bp.com on or shortly after 15 April 2013.

The Disclosure and Transparency Rules (DTR) require that an announcement of the publication of an Annual Report should include the disclosure of such information from the Annual Report as is of a type that would be required to be disseminated in a Half-yearly Report in compliance with the DTR 6.3.5(2) disclosure requirement. Accordingly the following disclosures are made in the Appendices below. References to page numbers and notes to the accounts made in the following Appendices, refer to page numbers and notes to the accounts in the BP Annual Report and Form 20-F 2012.

Please see Appendix E, F and G  which contain relevant notes extracted from the BP Annual Report and Form 20-F 2012 related to BP's Significant event - Gulf of Mexico oil spill, Provisions and Contingent Liability disclosures. These notes reflect changes that have occurred subsequent to the publication of our unaudited Fourth Quarter and Full Year 2012 results announcement dated 5 February 2013, causing certain limited changes to the Group balance sheet and related disclosures previously stated in our Preliminary Announcement.  A summary reconciliation of the effect of these changes is given in Appendix H. Appendix H also contains a note correcting an understatement in both revenue and purchases for the year ended 31 December 2012 as reported in the Preliminary Announcement, which has no effect on profit or loss.

ARA 2012 DTR 6 3 5 Appendices

http://www.rns-pdf.londonstockexchange.com/rns/4258Z_-2013-3-6.pdf

Exhibit 1.4

BP plc - Transaction in Own Shares
BP plc - 07 March 2013

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 7 March 2013 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                           7 March 2013
Number of ordinary shares transferred:          25,500
Highest transfer price per share:                    £4.55
Lowest transfer price per share:                    £4.20

Following the above transfer, BP p.l.c. holds 1,811,617,695 ordinary shares in treasury, and has 19,165,301,988 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.5

BP plc - Transaction in Own Shares
BP plc - 11 March 2013

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 11 March 2013 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                             11 March 2013
Number of ordinary shares transferred:            775
Transfer price per share:                                 £3.68

Following the above transfer, BP p.l.c. holds 1,811,616,920 ordinary shares in treasury, and has 19,165,302,763 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.6

BP plc - Director/PDMR Shareholding
BP plc - 11 March 2013
BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 11 March 2013 by Computershare Plan Managers that on 11 March 2013 the following Directors and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.5070 per share through participation in the BP ShareMatch UK Plan:-

Director

Mr I.C. Conn                70 shares
Dr B. Gilvary                70 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                 68 shares
Mr B. Looney               70 shares
Mr D. Sanyal                70 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.7

BP plc - Transaction in Own Shares
BP plc - 14 March 2013

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 14 March 2013 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                            14 March 2013
Number of ordinary shares transferred:           683,275
Transfer price per share:                                £4.5070

Following the above transfer, BP p.l.c. holds 1,810,933,645 ordinary shares in treasury, and has 19,165,986,038 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.8

BP plc - Q4 2012 payment of dividends in sterling
BP plc - 18 March 2013

18 March 2013

BP p.l.c.
Fourth quarter interim dividend for 2012
Payments of dividends in sterling

On 5 February 2013, the Directors of BP p.l.c. announced that the interim dividend for the fourth quarter 2012 would be US$0.09 per ordinary share (US$0.54 per ADS). This interim dividend is to be paid on 28 March 2013 to shareholders on the share register on 15 February 2013. The dividend is payable in cash in sterling to holders of ordinary shares and in US dollars to holders of ADSs. A scrip dividend alternative has been made available for this dividend allowing shareholders to elect to receive their dividend in the form of new ordinary shares and ADS holders in the form of new ADSs.

Sterling dividends payable in cash will be converted from US dollars at an average of the market exchange rate over the four dealing days from 12 March 2013 to 15 March 2013 (£1 = US$1.49968). Accordingly, the amount of sterling dividend payable in cash on 28 March 2013 will be:

6.0013 pence per share.

Details of the fourth quarter dividend and timetable are available at www.bp.com/dividends and details of the Scrip Dividend Programme are available at www.bp.com/scrip.

Jens Bertelsen
Deputy Secretary

Exhibit 1.9

BP plc - Transaction in own shares
BP plc - 18 March 2013
BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 18 March 2013 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                           18 March 2013
Number of ordinary shares transferred:          12,210
Highest transfer price per share:                    £4.20
Lowest transfer price per share:                    £3.16

Following the above transfer, BP p.l.c. holds 1,810,921,435 ordinary shares in treasury, and has 19,165,998,248 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.10

BP plc - Transaction in own shares
BP plc - 22 March 2013

BP p.l.c.- Share Buy-back Programme

BP p.l.c. (the "Company") announces that it has entered into a share buy-back programme, managed by an independent third party which makes its trading decisions in relation to the Company's securities independently of, and uninfluenced by the Company, to enable the purchase of the Company's ordinary shares, for cancellation, during the period starting on 22 March 2013 and ending on 29 April 2013, which will run through its first quarter 2013 results close period. The close period commences at the close of business on 31 March 2013 and ceases following the release of the Company's results announcement on 30 April 2013.

As previously announced, the purpose of the share buy-back programme is to reduce the Company's issued share capital.

Any purchases will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares granted by its shareholders at the Company's 2012 Annual General Meeting and Chapter 12 of the Listing Rules.

Further enquiries:
Jessica Mitchell           +44 (0)20 7496 4962

Exhibit 1.11

BP plc - Transaction in own shares
BP plc - 25 March 2013

BP p.l.c          -           Transaction in Own Shares

BP p.l.c.         -           25 March 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares
Date of purchase	22 March 2013
Number of ordinary shares purchased	5,900,000
Highest price paid per share (pence)	462.45
Lowest price paid per share (pence)	456.80

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.12

BP plc - Transaction in own shares
BP plc - 25 March 2013

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 25 March 2013 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                              25 March 2013
Number of ordinary shares transferred:         2,575
Highest transfer price per share:                    £3.94
Lowest transfer price per share:                    £3.16

Following the above transfer, BP p.l.c. holds 1,810,918,860 ordinary shares in treasury, and has 19,166,000,823 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.13

BP plc - Director/PDMR Shareholding Replacement
BP plc - 25 March 2013

Due to an administrative error, the Director Shareholding announcement released on 12 February 2013 under RNS 7111X misstated the number of ordinary shares and ADSs under the Performance Share Awards. The correct numbers (which are less than 1% lower than the numbers previously announced) are shown in the full amended announcement below. No other details have changed.

The Company announces that on 11 February 2013, the following conditional share awards (the "Awards") were made to the following Executive Directors of BP p.l.c. under the BP Executive Directors' Incentive Plan (the "Plan"):

DIRECTOR                                                    NUMBER OF ORDINARY SHARES OR
ADSs UNDER THE CONDITIONAL AWARDS

A. Performance Share Award

Mr R W Dudley 230,671 ADSs
Mr I C Conn 694,688 ordinary shares
Dr B Gilvary 637,413 ordinary shares
Dr B E Grote 142,275 ADSs

B. Deferred Matching Award (including matched shares)

Mr R W Dudley
compulsory award                                     38,230 ADSs

voluntary award                                         38,230 ADSs

Mr I C Conn
compulsory award                                     161,296 ordinary shares

voluntary award                                         161,296 ordinary shares

Dr B Gilvary
compulsory award                                     157,630 ordinary shares

voluntary award                                         157,630 ordinary shares

Dr B E Grote
compulsory award                                     32,426 ADSs

voluntary award                                         32,426 ADSs

The Performance Share Award
These shares pertain to the 2013-2015 performance period.  The number of ordinary shares/ADSs set out above is the maximum number which may vest under the Award.  The actual number of ordinary shares/ADSs which vest will depend on the extent to which performance conditions have been satisfied over a three-year period ending 31 December 2015. These performance conditions are consistent with the rules of the Plan, a summary of which will be set out in the Directors' Remuneration Report contained in BP's Annual Report and Form 20-F 2012.  Each Director will be entitled to additional ordinary shares/ADSs representing the value of reinvested dividends on those ordinary shares/ADSs which vest.

The Deferred Matching Award
This is a conditional award consisting of one-third of a director's annual bonus which is required to be deferred into ordinary shares/ADSs (the "Compulsory Award") and any further portion of the director's annual bonus up to an additional one-third which the director may choose to defer into ordinary shares/ADSs (the "Voluntary Award"). Both the Compulsory Award and Voluntary Award are matched on a one-for-one basis (with the matched shares included in the Deferred Matching Awards referred to above) and will vest depending on the Remuneration Committee's assessment of the Company's safety and environmental sustainability over a three-year period, commencing on 1 January 2013 and ending on 31 December 2015.  These performance conditions are consistent with the rules of the Plan, a summary of which will be set out in the Directors' Remuneration Report contained in BP's Annual Report and Form 20-F 2012.  Each Director will be entitled to additional ordinary shares/ADSs representing the value of reinvested dividends on those ordinary shares/ADSs which vest.

Exhibit 1.14

BP plc - Transaction in own shares
BP plc - 26 March 2013

BP p.l.c          -           Transaction in Own Shares

BP p.l.c.         -           26 March 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares
Date of purchase	25 March 2013
Number of ordinary shares purchased	4,800,000
Highest price paid per share (pence)	461.85
Lowest price paid per share (pence)	457.75

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.15

BP plc - Director/PDMR shareholding
BP plc - 26 March 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. announces that on 14 March 2013, following awards under the BP Share Value Plan, the following senior executives (persons discharging managerial responsibility) acquired the number of BP Restricted Share Units shown opposite their names:

Ordinary shares (ISIN number GB0007980591)

Mr R. Bondy                           209,305
Dr M. Daly                              141,980
Mr B. Looney                         156,980
Mr D. Sanyal                          129,070
Mr H. Schuster                      121,195

ADSs (ISIN number US0556221044)
1 ADS is equivalent to 6 ordinary shares

Mr R. Fryar 24,663
Mr A. Hopwood 25,676
Mr H.L. McKay 60,271

The numbers of Restricted Share Units granted under the BP Share Value Plan represent the maximum number of BP ordinary shares or BP ADSs that will vest under the plan following a three year performance period.  In addition, each senior executive will be entitled to additional ordinary shares or ADSs representing the value of reinvested dividends on those ordinary shares or ADSs which vest.

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

Exhibit 1.16

BP plc - Transaction in own shares
BP plc - 27 March 2013
BP p.l.c          -           Transaction in Own Shares

BP p.l.c.         -           27 March 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares
Date of purchase	26 March 2013
Number of ordinary shares purchased	3,200,000
Highest price paid per share (pence)	463.25
Lowest price paid per share (pence)	458.30

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.17

BP plc - Transaction in Own Shares
BP plc - 28 March 2013
BP p.l.c          -           Transaction in Own Shares

BP p.l.c.         -           28 March 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares
Date of purchase	27 March 2013
Number of ordinary shares purchased	3,000,000
Highest price paid per share (pence)	464.65
Lowest price paid per share (pence)	458.15

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.18

BP plc - 2012 Q4 Interim Dividend Allotments for SCRIP
BP plc - 28 March 2013
The Fourth quarter interim dividend for 2012, Allotments for Scrip Dividend Programme announcement released on 28 March 2013 under RNS 0509B showed an incorrect number of ordinary shares in issue. The corrected announcement is shown below.

28 March 2013

BP p.l.c.
Fourth quarter interim dividend for 2012
Allotments for Scrip Dividend Programme

Ordinary shares
BP p.l.c. confirms the allotment and issue of 14,538,181 ordinary shares of US$0.25 each ('shares') to shareholders who elected to receive ordinary shares under the Scrip Dividend Programme as an alternative for the fourth quarter interim dividend for 2012, payable on 28 March 2013. This allotment and issue includes the election made by the Depositary, JPMorgan Chase Bank in order to issue ADSs to ADS holders who elected to receive ADSs under the Scrip Dividend Programme, as outlined below. The shares rank pari passu with the existing issued ordinary shares of the Company.

Following the issue of the above shares, the number of ordinary shares in issue will be 20,985,557,864 of which 1,810,918,860  are held as treasury shares leaving a balance of 19,174,639,004 ordinary shares with voting rights.

Application has been made to the Financial Services Authority for the shares to be admitted to the Official List and to the London Stock Exchange for the shares to be admitted to trading. Dealings in the shares are expected to commence on 28 March 2013.

American Depositary Shares ('ADSs')
In accordance with the terms of the Scrip Dividend Programme for ADS holders and the Deposit Agreement between BP p.l.c. and the Depositary, JPMorgan Chase Bank, 781,814.50 ADSs (each representing 6 ordinary shares) are to be issued to ADS holders who elected to receive ADSs under the Scrip Dividend Programme. This number reflects an adjustment for the fee payable to the Depositary under the Deposit Agreement ($0.05 per ADS). Prior to the 2012 first quarter dividend payment stamp duty reserve tax ("SDRT") of 1.5% was deducted from this calculation, but following a tax tribunal decision in 2012, HM Revenue & Customs no longer seeks to impose 1.5% SDRT on issues of UK shares and securities to non-EU clearance services and depositary receipt systems. Application has been made to the New York Stock Exchange for the listing of the ADSs on the New York Stock Exchange. Dealings in the ADSs are expected to commence on 28 March 2013.

Details of the fourth quarter dividend are available at www.bp.com/dividendsand details of the Scrip Dividend Programme are available at www.bp.com/scrip

Jens Bertelsen
Deputy Secretary

Exhibit 1.19

BP plc - Director/PDMR Shareholding
BP plc - 28 March 2013
BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

On 28 March 2013 BP p.l.c. was advised by Capita that on 28 March 2013 the following individuals acquired the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their name at a Reference share price of $6.971per share, through the BP Scrip Dividend Programme.
		Ordinary Shares
Dr M.C Daly	Senior executive (a person discharging managerial responsibility)	80
Mr B. Looney	Senior executive (a person discharging managerial responsibility)	201
Mr D Sanyal	Senior executive (a person discharging managerial responsibility)	384
Mrs C. F. Shorten Conn	Connected person of Mr I. C. Conn, a Director of BP p.l.c.	438

BP p.l.c. was also notified on 28 March 2013 by SEB Sweden that on 28 March 2013 Mr Carl-Henric Svanberg, a Director of BP p.l.c., acquired 12,756 BP ordinary shares (ISIN number GB0007980591) at a Reference share price of $6.971 per share through the BP Scrip Dividend Programme.

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 4 April 2013
/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Secretary